Dimensional

March 6, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mary Cole, Esq.

Re:	DFA Investment Dimensions Group Inc.
(File Nos. 2-73948 and 811-3258),
Dimensional Investment Group Inc.
(File Nos. 33-33980 and 811-6067),
Dimensional Emerging Markets Value Fund Inc.
(File No. 811-7440), and
The DFA Investment Trust Company (File No. 811-7436)

Dear Ms. Cole:

This letter summarizes the disclosure comments that you conveyed on February 20, 2015 on the proxy statements of the Dimensional Funds complex.  Although the comments and responses below are tied directly to the proxy statement for DFA Investment Dimensions Group Inc., The DFA Investment Trust Company, Dimensional Investment Group Inc. and Dimensional Emerging Markets Value Fund (each a “Registrant,” and collectively, the “Registrants”), the comments also apply to the proxy statement for the variable funds of DFA Investment Dimensions Group Inc.  Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the proxy statements.

1.
Page:  On page 3 of the Q&A in the section titled:  “To approve the use of a ‘manager of managers’ structure whereby Dimensional will be able to employ and replace subadvisors controlled by Dimensional without shareholder approval,” the second paragraph states:

In addition to receiving shareholder approval, the Advisor must receive an exemptive order from the SEC before using the Manager of Managers Structure.  While the SEC has not yet issued the order that will grant the Advisor permission to use the Manager of Managers Structure, the Boards determined to seek shareholder approval of the Manager of Managers Structure at this time to avoid additional meeting and proxy solicitation costs in the future.

Comment:  Add disclosure that indicates that there can be no assurance that the exemptive relief will be granted by the SEC.

Response:  Revised as requested.

Mary Cole, Esq.
U.S. Securities and Exchange Commission
March 6, 2015

2.	Page: On page 1 of the proxy statement in the section titled: “On What Issues am I Being Asked to Vote?”- the last sentence of the first paragraph states:

For a complete listing of the Proposals and Sub-Proposals that the shareholders of each Fund are being asked to consider, please see Exhibit B to this Proxy Statement.

Comment:  Item 22(a)(3)(ii) of Schedule 14A, “General Disclosure” states:

When a Fund proxy statement solicits a vote on proposals affecting more than one Fund or class of securities of a Fund (unless the proposal or proposals are the same and affect all Fund or class shareholders), present a summary of all of the proposals in tabular form on one of the first three pages of the proxy statement and indicate which Fund or class shareholders are solicited with respect to each proposal.

Accordingly, move Exhibit B to the front of the proxy statement.

Response:  A summary of the proposals in tabular form indicating which Funds each proposal applies to has been added to the front of the Proxy Statement instead of including the information as an Exhibit to the Proxy Statement.

3.	Page: Page 23- The section titled: “Proposals 4 and 9: Approval of a Proposed Updated Investment Management Agreement for each Fund.”

Comment:  Assure that all material changes to the investment management agreement have been disclosed.  Also assure that you have clearly described the impact of any new fees such as the fee for trade administration oversight services.  If applicable, consider stating that the impact is expected to be less than one basis point.

Response:  The Registrants believe that all material changes to the investment management agreement have been disclosed.

With regard to the impact of any new fees, each proxy statement already discloses in the section titled “Will the Costs and Management of the Funds Change if the Proposals are Approved?” that pro forma estimates of the Funds’ total annual operating expense ratios that reflect the implementation of the Updated Investment Management Agreements are the same as the total annual operating expense ratios of the Funds reported for the last fiscal year which do not reflect the implementation of the Updated Investment Management Agreements.1  The proxy statement also includes an Exhibit which provides for each Fund the same form of annual fund operating expense table that is included in each Dimensional Fund prospectus and shows that the annual fund operating expenses

1
For certain Feeder Funds of DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. expenses are shown after taking into consideration the permanent fee waiver and expense assumption arrangements for the Feeder Funds.

Mary Cole, Esq.
U.S. Securities and Exchange Commission
March 6, 2015

before and after the implementation of the Updated Investment Management Agreement will remain the same.  A similar point is also made in the section titled: “Will the Rate of Fees and Expenses Increase Under the Updated Investment Management Agreement?”

4.	Page: Page 23- The section titled: “Why is an Updated Investment Management Agreement Being Proposed for each Fund?”

Comment:  In the second paragraph of that section, start a new paragraph beginning with the sentence that states:

With respect to certain Fund of Funds, including the International Small Company Portfolio, Global Equity Portfolio, Global Allocation 60/40 Portfolio and Global Allocation 25/75 Portfolio, each Fund of Funds has an investment advisory agreement that provides for no investment advisory fee at the Fund of Funds level and a separate administration agreement that provides for the provision of administration services at a designated fee.

Response:  Revised as requested.

5.	Page: Page 23- The third paragraph of the section titled: “Why is an Updated Investment Management Agreement Being Proposed for each Fund?” states:

In addition to expressly detailing all of the services that the Advisor will provide to a Fund, the Updated Investment Management Agreement includes a provision that explicitly lists the expenses that a Fund is responsible for paying, including auditor fees, custody fees, accounting fees, transfer agent fees and fees associated with printing and delivering prospectuses and semi- and annual reports, among other expenses.

Comment:  If there are any new expenses that a Fund will bear, the proxy statement should clearly disclose what those new expenses are.

Response:  Each proxy statement already discloses:

The expenses identified in the Updated Investment Management Agreement, by and large, reflect the current expenses borne by the Fund and the Advisor and the present responsibilities of the Advisor.  Certain expenses listed in the Updated Investment Management Agreement, however, such as fees for the provision of trade administration oversight services, are operational and control services to be paid by the Funds following the implementation of the Updated Investment Management Agreement.

Mary Cole, Esq.
U.S. Securities and Exchange Commission
March 6, 2015

6.	Page: Page 23- The last sentence of the page which carries onto page 24 states:

Certain expenses listed in the Updated Investment Management Agreement, however, such as fees for the provision of trade administration oversight services, are operational and control services that will be paid by the Funds following the implementation of the Updated Investment Management Agreement.

Comment:  Are the trade administration oversight services the only new expenses to be paid by the Funds?  The disclosure should be clear as to any new expenses that shareholders will bear.

Response:  Registrant believes that the disclosure is sufficiently clear. Other than trade administration oversight services, it is not currently anticipated that the Funds would bear any new type of expense under the Updated Investment Management Agreements that is not already borne by the Funds or that is not already a permitted fund expense under the Funds’ existing, as applicable, Advisory Agreement, Administration Agreement, or Investment Management Agreement.

7.	Page: Page 25- In the section titled: “Will the Rate of Fees and Expenses Increase Under the Investment Management Agreement?” the fifth sentence states:

Certain expenses listed in the Updated Investment Management Agreement, however, such as fees for the provision of trade administration oversight services, are operational and control services that will be paid by the Funds.

Comment:  Bold the sentence.

Response:  Revised as requested.

8.
Comment:  Please confirm that there are no bundled proposals (i.e., each Fund will vote separately on a proposal and that shareholders of multiple Funds will be able to vote their shareholdings in each Fund separately).

Response:  The Registrants confirm that each Fund will vote separately on a proposal that pertains to it, except that all shareholders of a Registrant will vote on the directors or trustees, as applicable, of the Registrant.  The Registrants also confirm that shareholders of multiple Funds of a Registrant will be able to vote his or her shares of each Fund separately.

* * * * * *

In connection with the Registrants’ responses to the SEC Staff’s comments on the preliminary proxy statements, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed

Mary Cole, Esq.
U.S. Securities and Exchange Commission
March 6, 2015

by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you would like to discuss any of the responses to the comments, please do not hesitate to contact Kenneth L. Greenberg, Esq., at (215) 564-8149.

Sincerely,

/s/ Catherine L. Newell

Vice President and Secretary
DFA Investment Dimensions Group Inc.
The DFA Investment Trust Company
Dimensional Investment Group Inc., and
Dimensional Emerging Markets Value Fund